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                                                                  Exhibit 99.20

NEWS RELEASE


                         Contact: Richard N. Grubb,
                                  Executive Vice President and
                                  Chief Financial Officer or
                                  Robert A. Freece Senior Vice President
                                  610/644-1300


FOR IMMEDIATE RELEASE


                       VISHAY COMMENCES OFFER TO EXCHANGE
                   1.5 VISHAY SHARES FOR EACH SILICONIX SHARE

MALVERN, PENNSYLVANIA -- May 25, 2001 -- Vishay Intertechnology, Inc. (NYSE:
VSH) announced today that it has commenced an offer to exchange 1.5 shares of common stock for each share of common stock of Siliconix incorporated (NASDAQ:SILI) that it does not already own. Cash will be paid in lieu of fractional shares of Vishay. Vishay currently owns approximately 80.4% of the outstanding shares of Siliconix. The offer expires at 12:00 midnight, Friday June 22, 2001, unless extended.

     The offer is conditioned on there being validly tendered and not withdrawn a majority of the shares of Siliconix that are not already owned by Vishay. There are 29,879,040 shares of Siliconix stock outstanding, of which 5,856,292 are publicly held. There are also other conditions to the offer. Vishay has not entered into any agreement with Siliconix with respect to the offer.

     In accordance with the rules of the Securities and Exchange Commission, Vishay is filing with the SEC and will be disseminating to Siliconix stockholders exchange offer materials. These materials can be obtained, when available, from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 or toll free (800) 322-2885.

     Vishay, a Fortune 1,000 Company with year 2000 sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's components can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 66 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan, China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.